Exhibit 1.1

To	: Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited
IMPORTANT NOTES:
1)	IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2)

PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH “N/A” OR “NIL” WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE’S SYSTEM UPON RECEIPT.

3)	PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4)	ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From :

China Unicom Limited

			No. of pages:	6
	(Name of Company/Representative Company)
	YEE Foo Hei	2121 3220	25 August 2005
	(Responsible Official)	(Contact Telephone Number)	Date

Name of listed company:	China Unicom Limited	Stock code:	762

Year end date	:	31 / 12 / 2005

Currency	:

  RMB

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☐ Yes	☒ No

To be published in the newspapers
☒ Summarised results announcement	☐ Full results announcement		☐ Early adoption of new disclosure requirements

Auditors’ Report
☐ Qualified	☐ Modified	☐ Unqualified	☒ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☒ Audit committee	☒ Auditors	☐ Neither of the above

			(As Restated)
		(Unaudited)	(Unaudited)
		Current Period	Last Corresponding Period
		from 01/01/2005	from 01/01/2004
		to 30/06/2005	to 30/06/2004
	Note	( ‘000 )	( ‘000 )
Turnover	:	43,243,923	39,244,177
Profit/(Loss) from Operations	:	4,076,336	5,063,694

Finance cost

	:	(685,600)	(961,447)
Share of Profit / (Loss) of Associates	:	N/A	N/A
Share of Profit / (Loss) of

   Jointly Controlled Entities

	:	N/A	N/A
Profit / (Loss) after Taxation & MI	:	2,329,040	2,890,718
% Change over Last Period	:	-19.4%

EPS / (LPS)   - Basic (in dollars)

	3 :	0.185	0.230
- Diluted (in dollars)	3 :	0.184	0.229
Extraordinary (ETD) Gain / (Loss)	:	N/A	N/A
Profit / (Loss) after ETD Items	:	2,329,040	2,890,718
Interim Dividend per Share	:	Nil	Nil
(Specify if with other options)	:	N/A	N/A

B / C Dates for Interim Dividend	:	N/A
Payable Date	:	N/A
B / C Dates for (-) General Meeting	:	N/A
Other Distribution for Current Period	:	N/A

B / C Dates for Other Distribution	:	N/A

Remarks:

1                                         Basis of preparation and accounting policies

These unaudited condensed consolidated interim accounts have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

As of 30 June 2005, the current liabilities of China Unicom Limited (the “Company”) and its subsidiaries (the “Group”) had exceeded the current assets by approximately RMB29.6 billion. This was mainly attributable to the use of short-term bank deposits to repay long-term bank loans. Taking into account of available financing facilities and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements. As a result, the unaudited condensed consolidated interim accounts of the Group for the six months ended 30 June 2005 have been prepared under the going concern basis.

The accounting policies and methods of computation used in the preparation of the unaudited condensed consolidated interim accounts are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”) which are effective for accounting periods commencing on or after 1 January 2005.

The unaudited condensed consolidated interim accounts have been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing these accounts. The HKFRS standards and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing the unaudited condensed consolidated interim accounts.

The changes to the Group’s accounting policies and the effect of adopting these new policies are set out in Note 2 below.

2                                         Changes in accounting policies

In 2005, the Group adopted the new / revised standards of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Venturers
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 12, 14, 16, 19, 21, 23, 27, 28, 31, 32, 33, 37 and 39 did not result in substantial changes to the Group’s accounting policies.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to other assets - long-term prepayment of lease. The upfront prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

Upon the adoption of revised HKAS 18, the Group changed its accounting policy for upfront non-refundable revenue, such as connection fee and receipts from SIM/UIM cards, which had previously been recognised upon completion of activation services. Effective from 1 January 2005, upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognised over the expected customer service periods. The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates of subscribers. Management judges that this change of accounting policy provides reliable and more relevant information because it better reflects the economic effects of the transactions and is consistent with the accounting policy adopted for the Group’s financial information presented under generally accepted accounting principles in the United States of America.

HKAS 24 has extended the identification of related parties and disclosure of related parties to include state-owned enterprises. Related parties include Unicom Group and its related parties, domestic carriers, other state-owned enterprises and their subsidiaries directly or indirectly controlled by the PRC government, other entities and corporations in which the Company is able to control, jointly control or exercise significant influence and key management personnel of the Company and Unicom Group as well as their close family members.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7 November 2002 and not yet vested on 1 January 2005 was expensed retrospectively in the income statement of the respective periods.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill/negative goodwill. Until 31 December 2004, goodwill was amortised on a straight line basis over 20 years, and assessed for an indication of impairment at each balance sheet date.

However, in accordance with the provisions of HKFRS 3, the Group ceased amortisation of goodwill from 1 January 2005, accumulated amortization as of 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. Starting from 1 January 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

In addition, in accordance with HKFRS 3, from 1 January 2005, if the fair value of the net identifiable assets and liabilities acquired exceed the purchase consideration (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated income statement as it arises. Negative goodwill previously recognised has been derecognised at 1 January 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

•         HKFRS 2 - only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and

•         HKFRS 3 - applied prospectively after the adoption date.

(i)                                     The adoption of revised HKAS 17 resulted in:

	30 June 2005	31 December 2004
	RMB million	RMB million
Decrease in property, plant and equipment	(401)	(412)
Increase in other assets	401	412

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Decrease in depreciation and amortisation	(23)	(23)
Increase in general, administrative and other expenses	23	23

(ii)                                  The adoption of revised HKAS 18 resulted in:

	30 June 2005	31 December 2004
	RMB million	RMB million
Increase in other assets	3,452	3,546
Decrease in deferred tax assets	(54)	(74)
Increase in deferred revenue	3,677	3,840
Decrease in retained earnings	(368)	(564)

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Increase/(decrease) in operating revenue	163	(128)
Increase in selling and marketing	535	325
Decrease in costs of telecommunication products sold	(440)	(500)
Decrease in taxation	(20)	(51)
Increase in basic earnings per share (RMB)	0.007	0.008
Increase in diluted earnings per share (RMB)	0.007	0.008

(iii)                               The adoption of HKFRS 2 resulted in:

	30 June 2005	31 December 2004
	RMB million	RMB million
Increase in employee share-based compensation reserve	185	111
Decrease in retained earnings	(111)	(22)

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million
Increase in personnel cost	75	18
Decrease in basic earnings per share (RMB)	(0.006)	(0.001)
Decrease in diluted earnings per share (RMB)	(0.006)	(0.001)

(iv)                              The adoption of HKFRS 3, HKAS 36, and HKAS 38 resulted in:

30 June 2005
RMB million
Increase in goodwill	78
Increase in retained earnings	7

For the six months ended
30 June 2005
RMB million
Decrease in depreciation and amortisation	(85)
Increase in basic earnings per share (RMB)	0.007
Increase in diluted earnings per share (RMB)	0.007

3                                         Basic and diluted earnings per share

Basic earnings per share for the six months ended 30 June 2005 and 2004 were computed by dividing the profit attributable to shareholders of approximately RMB2,329,040,000 and RMB2,890,718,000 by the weighted average number of 12,567,704,713 shares and 12,559,962,334 shares during the periods respectively.

Diluted earnings per share for the six months ended 30 June 2005 and 2004 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. For the six months ended 30 June 2005 and 2004, all potential dilutive shares arose from share options granted in 2002, 2003 and 2004 under the amended Share Option Scheme, which if converted to ordinary shares would decrease earnings per share.

For and on behalf of China Unicom Limited

Signature	:
Printed Name	:	YEE Foo Hei
Title	:	Company Secretary